FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Legrand Holding S.A.
(Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny
87000 Limoges
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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LEGRAND SAS

CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004

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Consolidated statements of income FRENCH GAAP

	Legrand SAS

	Statutory period from			Statutory period from	Statutory period from
	Jan 01, 2004 to	Period from Jan 01,	Period from Aug 01,	Aug 01, 2002 to	Jan 01, 2002 to
	Dec 31,2004	2003 to Dec 31, 2003	2002 to Dec 31, 2002	Dec 31, 2003	Jul 31, 2002

			€ in millions

Net sales	2,926.3	2,761.8	222.0	2,983.8	0.0

Operating expenses
Cost of goods sold	(1,575.3)	(1,640.4)	(179.0)	(1,819.4)	0.0
Administrative and selling expenses	(758.5)	(733.5)	(64.0)	(797.5)	0.0
Research and development expenses	(251.0)	(258.5)	(113.0)	(371.5)	0.0
Other operating income (expenses)	13.0	17.3	6.0	23.3	0.0
Amortization of goodwill	(43.9)	(44.7)	(3.0)	(47.7)	0.0

Operating income (loss)	310.6	102.0	(131.0)	(29.0)	0.0

Interest income (expense)	(242.9)	(194.3)	(20.0)	(214.3)	0.0
Loss on extinguishment of debt	(50.7)	0.0	0.0	0.0	0.0
Profit (losses) from disposal of fixed assets	5.3	(3.7)	(5.0)	(8.7)	0.0
Other income (expenses)	(76.5)	(42.2)	(6.0)	(48.2)	0.0

Income (loss) before taxes, minority interests
and equity in earnings of investees	(54.2)	(138.2)	(162.0)	(300.2)	0.0

Income taxes	(62.1)	(33.2)	29.0	(4.2)	0.0

Net income (loss) before minority interests
and equity in earnings of investees	(116.3)	(171.4)	(133.0)	(304.4)	0.0

Minority interests	(1.2)	(0.9)	2.0	1.1	0.0
Equity in earnings of investees	2.6	2.4	2.0	4.4	0.0

Net income (loss)	(114.9)	(169.9)	(129.0)	(298.9)	0.0

The accompanying notes on pages 7 to 47 are an integral part of these financial statements.

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Consolidated balance sheets FRENCH GAAP

	Legrand SAS

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

		€ in millions

ASSETS

Current assets
Cash and cash equivalent	68.3	67.9	559.0
Marketable securities	13.1	32.6	196.0
Restricted cash	27.0	37.0	23.0
Trade accounts receivable	495.7	509.9	598.0
Deferred income taxes	30.3	34.7	48.0
Other current assets	124.2	112.1	85.0
Inventories	422.0	385.5	530.0

Total current assets	1,180.6	1,179.7	2,039.0

Property, plant and equipment, net	816.0	914.9	1,025.0
Investments	18.4	21.8	26.0
Goodwill, net	788.8	810.4	844.0
Trademarks, net	1,526.3	1,591.1	1,643.0
Developed Technology, net	337.7	449.9	586.0
Restricted cash	0.0	90.5	127.0
Deferred income taxes	42.2	32.3	124.0
Other non-current assets	38.9	93.9	167.0

Total non-current assets	3,568.3	4,004.8	4,542.0

Total assets	4,748.9	5,184.5	6,581.0

The accompanying notes on pages 7 to 47 are an integral part of these financial statements.

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	Legrand SAS

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

		€ in millions

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term borrowings	232.2	130.8	734.0
Accounts and notes payable	311.3	252.7	269.0
Deferred income taxes	3.8	3.0	48.0
Other current liabilities	328.7	347.4	435.0

Total current liabilities	876.0	733.9	1,486.0

Deferred income taxes	198.3	167.4	280.0
Other non-current liabilities	290.7	227.3	205.0
Long-term borrowings	1,150.1	1,707.7	2,606.0
Subordinated securities	68.9	108.9	158.0

Related party	1,940.5	1,839.6	1,156.0

Minority interests	19.5	18.2	64.0

Shareholders' equity
Capital stock	759.4	759.4	759.4
Accumulated deficits	(413.7)	(298.8)	(129.0)
Translation reserve	(140.8)	(79.1)	(4.4)

	204.9	381.5	626.0

Total liabilities and shareholders' equity	4,748.9	5,184.5	6,581.0

The accompanying notes on pages 7 to 47 are an integral part of these financial statements.

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Consolidated statements of cash flows FRENCH GAAP

	Legrand SAS

	Statutory period fromJan 01, 2004 to Dec 31,2004	Period from Jan 01, 2003 to Dec 31, 2003	Period from Aug 01, 2002 to Dec 31, 2002	Statutory period fromAug 01, 2002 to Dec 31, 2003	Statutory period fromJan 01, 2002 to Jul 31, 2002

	€ in millions

Net income (loss)	(114.9)	(169.9)	(129.0)	(298.9)	0.0
Reconciliation of net income to net cash :
– depreciation of tangible assets	141.5	155.8	13.0	168.8	0.0
– amortization of intangible assets	177.8	191.2	108.0	299.2	0.0
– allowance for tangible and intangible assets	0.6
– loss on extinguishment of debt	50.7
– changes in long-term deferred taxes	(17.0)	(50.4)	(2.0)	(52.4)	0.0
– changes in other long-term assets and liabilities	65.9	4.6	(2.0)	2.6	0.0
– minority interests	1.2	0.9	(3.0)	(2.1)	0.0
– equity in earnings of investees	(2.6)	(2.4)	(2.0)	(4.4)	0.0
– other items having impacted the cash	48.5	138.1	63.0	201.1	0.0
(Gains) losses on fixed asset disposals	(5.6)	(1.2)	14.0	12.8	0.0
(Gains) losses on sales of securities	0.3	(0.6)	0.0	(0.6)	0.0
Changes in operating assets and liabilities, net of effect
of investments in consolidated entities :
– inventories	(40.8)	(1.9)	54.0	52.1	0.0
– accounts receivable	9.8	61.1	17.0	78.1	0.0
– accounts and notes payable	60.9	(7.5)	(77.0)	(84.5)	0.0
– other operating assets and liabilities	(5.7)	(62.7)	(137.0)	(199.7)	0.0

Net cash (used in) provided from operating activities	370.6	255.1	(83.0)	172.1	0.0

Net proceeds from sales of fixed assets	45.4	16.8	170.0	186.8	0.0
Capital expenditures	(95.7)	(112.6)	(16.0)	(128.6)	0.0
Proceeds from sales of marketable securities	138.4	312.3	213.0	525.3	0.0
Investments in marketable securities	(18.5)	(29.0)	(202.0)	(231.0)	0.0
Investments in consolidated entities	0.0	(72.8)	(3,067.0)	(3,139.8)	0.0
Investments in non-consolidated entities	(0.1)	(0.2)	0.0	(0.2)	0.0

Net cash (used in) provided from investing activities	69.5	114.5	(2,902.0)	(2,787.5)	0.0

Related to shareholders' equity :
– capital increase	0.0	0.0	760.0	760.0	0.0
– dividends paid by subsidiaries	(0.8)	(1.1)	(2.0)	(3.1)	0.0
Other financing activities :
– reduction of subordinated securities	(39.9)	(50.0)	(4.0)	(54.0)	0.0
– new borrowings	929.7	604.0	3,063.0	3,667.0	0.0
– repayments of borrowings	(1,282.4)	(820.3)	(273.0)	(1,093.3)	0.0
– debt issuance costs	(6.3)	(7.5)	0.0	(7.5)	0.0
– increase (reduction) of commercial paper	0.0	(508.0)	(30.0)	(538.0)	0.0
– increase (reduction) of bank overdrafts	(40.2)	(87.2)	23.0	(64.2)	0.0

Net cash (used in) provided from financing activities	(439.9)	(870.1)	3,537.0	2,666.9	0.0

Net effect of currency translation on cash	0.2	9.4	7.0	16.4	0.0
Increase (reduction) of cash and cash equivalents	0.4	(491.1)	559.0	67.9	0.0
Cash and cash equivalents at the beginning of the period	67.9	559.0	0.0	0.0	0.0

Cash and cash equivalents at the end of the period	68.3	67.9	559.0	67.9	0.0

The accompanying notes on pages 7 to 47 are an integral part of these financial statements.

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Consolidated statements of shareholder’s equity FRENCH GAAP

	Capital stock, at par value	Additional paid-in capital	Retained earnings	Translation reserve	Total shareholders' equity

	Euros, in millions

As of December 31, 2001	0.0	0.0	0.0	0.0	0.0

Net income for the period
Capital increase
Changes in translation reserve

As of July 31, 2002	0.0	0.0	0.0	0.0	0.0

Net income for the period
Capital increase
Changes in translation reserve

As of July 31, 2002	0.0	0.0	0.0	0.0	0.0

Net income for the period			(129.0)		(129.0)
Capital increase	759.4				759.4
Changes in translation reserve				(4.4)	(4.4)

As of December 31, 2002	759.4	0.0	(129.0)	(4.4)	626.0

Net income for the period			(169.9)		(169.9)
Capital increase					0.0
Changes in translation reserve			0.1	(74.7)	(74.6)

As of December 31, 2003	759.4	0.0	(298.8)	(79.1)	381.5

Net income for the period			(114.9)		(114.9)
Capital increase					0.0
Changes in translation reserve				(61.7)	(61.7)

As of December 31, 2004	759.4	0.0	(413.7)	(140.8)	204.9

The accompanying notes on pages 7 to 47 are an integral part of these financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

List of consolidated companies

The consolidated financial statements comprise the financial statements of Legrand SAS and its 110 controlled subsidiaries. Investments in four affiliated companies are accounted for by the equity method.

The most significant consolidated operating subsidiary, Legrand SA is 100 % owned (operating subsidiaries of Legrand SA are all 100% owned by Legrand SA except for Fael, which is 93% owned). The following is a list of Legrand SAS's significant subsidiaries:

French subsidiaries:
Legrand SA
APW
Arnould-FAE
Baco
Inovac
Legrand Deri
Legrand SNC
Martin & Lunel
Planet-Wattohm
Ura
Foreign subsidiaries:
Anam Legrand	South Korea
Bticino	Italy
Bticino de Mexico	Mexico
Bticino Quintela	Spain
Bufer Elektrik	Turkey
Electro Andina	Chile
Fael	Poland
Legrand	Germany
Legrand	Italy
Legrand Electric	United Kingdom
Legrand Electrica	Portugal
Legrand Electrique	Belgium
Legrand Espanola	Spain
Legrand	Greece
Luminex	Colombia
Legrand India	India
Ortronics	United States
Pass & Seymour	United States
Pial	Brazil
The Watt Stopper	United States
The Wiremold Company	United States

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1)	Accounting policies

The Group's consolidated financial statements are prepared in conformity with accounting principles generally accepted in France. They comply with the requirements of French laws and regulations. The financial statements of each company, whether (“French GAAP”) consolidated or accounted for by the equity method, are prepared in accordance with local accounting principles and regulations, and have been adjusted to comply with French GAAP.

a)	Basis of presentation and acquisition of Legrand SA

Through December 31, 2001, the Group’s fiscal year end was December 31. During 2002, the Group changed its fiscal year end from December 31 to July 31, resulting in a seven-month period ended July 31, 2002. In connection with the acquisition of Legrand SA (see below), the Group changed its fiscal year from July 31 to December 31, resulting in a seventeen-month fiscal period ended December 31, 2003 and a five-month reporting period ended December 31, 2002.

Prior to December 10, 2002, Legrand SAS had no significant operations of its own. As of December 31, 2001, the Group had total assets and shareholders' equity of less than €100,000 and total liabilities of less than € 10,000. For the period from January 1, 2002 to July 31, 2002 and each of the years ended December 31, 2001 and 2000, the Group had no revenues, incurred expenses of less than € 10,000, earned interest income of less than € 5,000 and generated a net loss of less than € 5,000.

On December 10, 2002, the Group acquired 98 % of the outstanding share capital of Legrand SA for aggregate cash consideration of € 3.63 billion (corresponding to a value of € 3.7 billion for 100%). The remaining 2 % of the outstanding share capital of Legrand SA was acquired as of October 2, 2003. The results of operations of Legrand SA have been included in the consolidated financial statements since December 2002.

The aggregate purchase price for the acquisition of Legrand SA, as well as related fees and expenses was financed by a combination of funds provided by a consortium of investors (€ 1,765 million), external banks (a facility under the senior credit agreement was drawn for an amount of € 1,833 million) and a vendor loan from Schneider Electric (€ 150 million).

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed, as of the date of the acquisition of Legrand SA.

	As of December 10, 2002

Total purchase price	3,700
(+) transaction costs	93
(-) net assets acquired(a)	(794)

= Excess of purchase price over the book value of net assets acquired	2,999
(-) Revaluation of assets & liabilities:	(2,152)
Intangible assets		2,231
Trademarks		1,566
Technology		570
In-process research and development		95
Tangible assets		214
Property, plant and equipment		39
Inventories		175
Liabilities(b)		68
Subordinated perpetual notes (TSDIs)		57
Yankee Bonds		11
Deferred income taxes(c)		(329)
Other		(48)
Minority interest		16
Goodwill	847

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(a)	Shareholders' equity of € 1,805 million excluding goodwill of € 1,011 million

(b)	Carrying value in excess of fair value

(c)	Deferred income taxes have been computed based on a 35.43 % tax rate, applied to trademarks, technology and revalued tangible assets. Under French GAAP, deferred income taxes were not computed on trademarks with an indefinite useful life.

As part of the acquisition of Legrand SA, the Group acquired approximately € 95 million of in-process research and development assets. This allocation represents the estimated fair value based on risk-adjusted future cash flows related to the incomplete projects. At the date of the acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, these costs were expensed as of the date of the acquisition in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method ("FIN 4").

b)	Consolidation

The financial statements of all subsidiaries, directly or indirectly controlled by the Group, are consolidated. Companies in which the Group owns directly or indirectly an interest of 20 to 50% are accounted for by the equity method. All intercompany transactions have been eliminated.

c)		Translation of foreign financial statements

For all countries other than those with highly inflationary economies:
	•	Assets and liabilities are translated using exchange rates in effect as of the balance sheet dates;
	•	Statements of income are translated at average exchange rates for the period; and
	•	Gains or losses arising from the translation of the financial statements of foreign subsidiaries are accounted for directly in the translation reserve included in consolidated equity, until these companies are sold or substantially liquidated.

For countries with highly inflationary economies:
	•	Inventories and non-monetary assets are recorded at their historical rates of exchange;
	•	Gains or losses arising from the translation of the financial statements of subsidiaries
	•	Other assets and liabilities are translated using exchange rates in effect as of the balance sheet dates; and located in these countries are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)".

For all countries:
	•	Exchange differences arising from foreign currency transactions (transactions denominated in a currency other than the functional currency) are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)", excepted intercompany transactions having the character of a permanent investment which are directly recorded in the translation reserve.

d)	Earnings per share

Earnings per share are not presented as the Group's shares are not held by the public.

e)	Statements of cash flows

Cash and cash equivalents consist of cash, short-term deposits and all other financial assets with an original maturity not in excess of three months. Marketable securities are not considered cash equivalents.

f)	Intangible assets

Goodwill, representing the excess of cost over the fair value of net assets as of the date of the acquisition, is amortized on a straight-line basis over 20 years. The Group assesses whether there has been a permanent impairment in the value of goodwill by evaluating economic factors including future cash flows from operating activities, income, trends and prospects as well as competition and other economic factors. The primary financial indicator used to assess impairment is whether

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undiscounted cash flows from operations over the amortization period will be sufficient to recover the carrying amount of goodwill. A loss is recognized for any excess of the carrying value over the fair value of the goodwill, determined as being the present value of such cash flows from operations.

Trademarks with definite lives and developed technology are amortized on an accelerated basis, in a manner that reflects the pattern in which the assets economic benefits are consumed.

Costs incurred by Group companies in developing computer software for their own use and in research and development are expensed in the period they are incurred; acquisition costs of externally developed software are recorded in other assets and depreciated on a straight-line basis over their expected useful lives from 3 to 8 years.

Other intangible assets, included in "other non-current assets" in the balance sheet, are amortized on a straight-line basis over the estimated period of benefit, not in excess of 40 years, and limited to 20 years for patents and trademarks.

g)	Property, plant and equipment

Land, buildings, machinery and equipment are carried at cost. In connection with the acquisition, an expert was retained in order to assess the fair value of plants and properties. Their conclusions led to a total revaluation of € 39 million, including an estimated €15.5 million for land. The revaluation on plants and properties (€39 million less the value attributable to land, which is not amortizable) is depreciated on a straight-line basis over 25 years.

Assets acquired under lease agreements that are regarded as financing their purchase are capitalized on the basis of the present value of minimum lease payments and depreciated as described below. French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets; the most commonly adopted useful lives are the following:

Light buildings	25 years
Standard buildings	40 years
Machinery and equipment	8 to 10 years
Tooling	5 years
Furniture and fixtures	5 to 10 years

h)	Inventories

Inventories are recorded at the lower of cost or market, with cost determined principally on a first-in, first-out (FIFO) basis.

i)	Deferred income taxes

In compliance with FASB statement No. 109, deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted rates applicable for future periods are used to calculate year-end deferred income taxes.

A valuation allowance is recorded against deferred tax assets to reduce these deferred tax assets to the amount likely to be realized. The assessment of the valuation allowance is done by tax entity, based on the tax strategy developed for the near future for each entity.

Provisions are made for withholding and other taxes which would be payable in case of distribution of earnings of subsidiaries and affiliates, except for those considered as permanently reinvested.

If the assets of a subsidiary are revalued for tax purposes, the tax benefit is accounted for in compliance with the enacted tax rules at the revaluation.

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j)	Revenue recognition

Revenues are recognized when all of the following criteria have been met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price is fixed or determinable and (iv) collectibility is reasonably assured. For the Group, this policy results in the recognition of revenue when title and risk of loss transfer to the customer, which is generally upon shipment.

In addition, the Group offers certain sales incentives to customers consisting primarily of volume rebates, and discounts for prompt payment. Volume rebates are typically based on three, six, and twelve-month arrangements with customers, and rarely extend beyond one year. Since the volume of customer’s future purchases can be reasonably estimated based on historical evidence, the Group recognizes the rebates on a monthly basis as a reduction in revenue based on the estimated cost of honoring rebates earned and claimed to each of the underlying revenue transactions that reflect the progress by the customer toward earning the rebate. These volume rebates are generally accounted for as a reduction to customers’ account receivable balance. Discounts for prompt payment are recognized in decrease of sales.

k)	Fair value of financial instruments

The carrying value of cash, short-term deposits, accounts receivable, accounts payable, accrued liabilities and short-term borrowings approximate their fair value because of the short-term maturity of these instruments. For short-term investments, comprised of marketable securities, fair value is determined based on the market prices of these securities. The fair value of long-term debt is estimated on the basis of interest rates currently available for issuance of debt with similar terms and remaining maturities. The fair value of interest rate swap agreements is the estimated amount that the counterparty would receive or pay to terminate the agreements.

l)	Derivative financial and commodity instruments

The Group's policy is to abstain from transactions of a speculative nature in the use of financial instruments; consequently all operations with these instruments are exclusively devoted to manage and cover exchange or interest rate risks, and the prices of raw materials. Therefore, the Group periodically enters into contracts such as swaps, options and futures, which relate to the nature of its exposure.

The interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating rate interest payments over the life of the agreement without the exchange of the notional amount. The differential to be paid or received is accrued as adjustments to interest income or expense over the life of the agreement. Upon early termination of an interest rate swap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap.

The Group periodically enters into foreign currency contracts to hedge commitments, transactions or foreign income. For foreign currency contracts acquired for the purpose of hedging identified commitments, the gain or loss is generally deferred and included in the basis of the transaction underlying the commitment. If the underlying transaction is not completed, the contract is marked to market with any realized or unrealized gains or losses reflected in income. Gains or losses on transaction hedges are recognized in income and offset the gains or losses on the related transaction. Foreign currency contracts acquired for the purpose of hedging foreign income, generally for periods not exceeding twelve months, are marked to market with any realized or unrealized gains or losses reflected in income.

The Group also enters into raw material contracts to totally or partially hedge its purchases. Gains or losses related to transactions that qualify for hedge accounting are deferred on the balance sheet in other current liabilities or assets and reflected in cost of goods sold when the underlying transaction takes place. If future purchased raw material needs are revised lower than initially anticipated, the futures contracts associated with the reductions no longer qualify for deferral and are marked to market. Gains or losses are then recorded in other income. The effectiveness of the hedge is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in the value of the hedged item. If correlation ceases to exist, hedge accounting will be terminated and gains or losses recorded in other income.

Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

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m)	Environmental and product liabilities

In application of FASB statement No. 5 the Group recognizes losses and accrues liabilities relating to environmental and product liability matters. Accordingly, the Group recognizes a loss if available information indicates that it is probable and reasonably estimable. In the event a loss is neither probable nor reasonably estimable but remains possible, the Group discloses this contingency in the notes to its consolidated financial statements.

With respect to environmental liabilities, the Group estimates losses on a case-by-case basis and makes the best estimate it can, based on available information. With respect to product liabilities, the Group estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such cases.

n)	Stock option plans

In accordance with FASB statement No. 123, the Group has chosen to continue to account for stock-based compensation using the intrinsic value method as prescribed by APB No. 25. Accordingly, for most plans, compensation cost is measured as the excess of the market price of the underlying shares as of the date of the grant over the exercise price an employee is required to pay to acquire this stock.

o)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

p)	Transfers and servicing of financial assets

FASB statement No. 140 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. According to this statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished.

2)	Goodwill (note 1 (f))

Goodwill is considered as an integral part of the assets of acquired companies. As of December 31, 2004, goodwill relates only to the excess of cost over the fair value of net assets as of the date of the acquisition of Legrand SA (on December 10, 2002). It is being amortized on a straight-line basis over 20 years.

Goodwill can be analyzed as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

		€ in millions

Gross value	876.3	856.2	847.0
Less Accumulated Amortization	(87.5)	(45.8)	(3.0)

	788.8	810.4	844.0

of which :
– France	272.3	287.5	288.0
– Italy	200.2	211.4	212.0
– Other European countries	64.1	67.6	68.0
– United States of America	164.3	134.0	169.0
– Other countries	87.9	109.9	107.0

	788.8	810.4	844.0

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The geographic allocation of goodwill is based on the acquired company's value, determined as of the date of its acquisition.

Changes in goodwill are analyzed as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

		€ in millions

Gross value
At the beginning of the period	856.2	847.0	—
– new acquisitions	—	—	847.0
– translation effect and other	20.1	9.2	—

At the end of the period	876.3	856.2	847.0

Amortization
At the beginning of the period	(45.8)	(3.0)	—
– amortization expense	(43.9)	(44.7)	(3.0)
– translation effect and other	2.2	1.9	—

At the end of the period	(87.5)	(45.8)	(3.0)

3)	Trademarks and developed technology

The intangible assets are mainly composed of trademarks and patents valued in connection with the acquisition of Legrand SA.

Trademarks can be analyzed as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

		€ in millions

At the beginning of the period	1,596.9	1,644.0	—
– capital expenditure	—	—	1,644.0
– disposals	—	—	—
– translation effect and other	(60.3)	(47.1)	—

	1,536.6	1,596.9	1,644.0

Less amortization	(10.3)	(5.8)	(1.0)

	1,526.3	1,591.1	1,643.0

Developed technology can be analyzed as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

		€ in millions

At the beginning of the period	578.3	593.0	—
– capital expenditure	—	—	593.0
– disposals	—	—	—
– translation effect and other	(3.9)	(14.7)	—

	574.4	578.3	593.0

Less amortization	(236.7)	(128.4)	(7.0)

	337.7	449.9	586.0

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For the year 2004, we recognized amortization expense of €133.9 million related to intangible assets, of which developed technology and trademarks as follows:

	Developed	Trademarks	Total
	technology

		€ in millions

France	58.6	1.9	60.5
Italy	29.3	—	29.3
Rest of Europe	7.9	0.4	8.3
USA	10.9	1.7	12.6
Rest of the World	3.3	0.9	4.2

	110.0	4.9	114.9

Amortization expense of developed technology and trademarks for each of the five succeeding years is expected to be as follows:

	Developped	Trademarks	Total
	technology

		€ in millions

Year 2005	96.2	4.6	100.8
Year 2006	80.2	4.3	84.5
Year 2007	57.3	4.0	61.3
Year 2008	45.8	3.8	49.6
Year 2009	28.6	3.5	32.1

Amortization of patents is included in research and development expenses.

4)	Property, plant and equipment (note 1 (g))

a)	Analysis of net tangible assets by geographic area

Net tangible fixed assets, including capitalized leases, were as follows as of December 31, 2003:

	Dec 31, 2003

	France	Italy	Rest of Europe	USA / Canada	Rest of the World	Total

	€ in millions

Land	24.4	5.4	21.5	3.6	16.6	71.5
Buildings	156.4	66.2	72.0	28.5	22.3	345.4
Machinery and equipment	186.4	90.9	51.2	48.8	25.4	402.7
In progress and other	34.5	6.5	19.2	23.4	11.7	95.3

	401.7	169.0	163.9	104.3	76.0	914.9

Net tangible fixed assets, including capitalized leases, are as follows as of December 31, 2004:

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			Dec 31, 2004

	France	Italy	Rest of Europe	USA / Canada	Rest of the World	Total

			€ in millions

Land	23.6	5.4	20.5	3.3	16.9	69.7
Buildings	144.7	68.8	60.0	24.7	19.1	317.3
Machinery and equipment	157.7	85.1	43.9	36.1	26.3	349.1
In progress and other	27.9	3.5	17.6	21.9	9.0	79.9

	353.9	162.8	142.0	86.0	71.3	816.0

b)	Analysis of changes in tangible assets

Changes in property, plant and equipment, can be analyzed as follows:

			Dec 31, 2004

	France	Italy	Rest of Europe	USA / Canada	Rest of the World	Total

			€ in millions

Capital expenditures	31.0	20.0	14.7	10.8	10.5	87.0
Disposals at NBV	(18.4)	(0.2)	(20.8)	(1.3)	(4.4)	(45.1)
Amortization expense	(62.3)	(25.9)	(21.2)	(21.7)	(10.4)	(141.5)
Transfers	1.9	(0.1)	2.3	—	(0.2)	3.9
Translation effect	—	—	3.1	(6.1)	(0.2)	(3.2)

	(47.8)	(6.2)	(21.9)	(18.3)	(4.7)	(98.9)

	Dec 31, 2004

	Capital	In progress	Disposals at	Amortization		Translation
	expenditures	transfer	NBV	expense	Transfers	effect	Total

	€ in millions

Land	—	—	(2.3)	—	—	0.5	(1.8)
Buildings	4.6	11.6	(22.0)	(21.8)	0.1	(0.6)	(28.1)
Machinery and equipment	43.7	22.9	(15.4)	(101.1)	(1.6)	(2.1)	(53.6)
In progress and other	38.7	(34.5)	(5.4)	(18.6)	5.4	(1.0)	(15.4)

	87.0	—	(45.1)	(141.5)	3.9	(3.2)	(98.9)

c)	Property, plant and equipment include the following assets held under capital leases:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	€ in millions

Land	3.9	3.9	4.0
Buildings	36.7	55.2	40.0
Machinery and equipment	35.4	7.6	6.0

	76.0	66.7	50.0
Less depreciation	(37.2)	(14.2)	—

	38.8	52.5	50.0

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d)	Capital lease obligations are presented in the balance sheets as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	€ in millions

Long-term borrowings	18.5	22.0	25.0
Short-term borrowings	7.3	5.8	9.0

	25.8	27.8	34.0

e)	Future minimum lease payments related to capital leases are as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	€ in millions

Payable within one year	7.3	7.3	9.0
Payable in one to two years	8.1	6.8	10.0
Payable in two to three years	7.1	6.1	6.0
Payable in three to four years	3.2	5.2	5.0
Payable in four to five years	0.9	2.2	5.0
Payable beyond five years	1.8	2.3	2.0

	28.4	29.9	37.0
Less interest portion	(2.6)	(2.1)	(3.0)

Present value of future minimum lease payments	25.8	27.8	34.0

5)	Investments

Investments which do not relate to consolidated companies are as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	€ in millions

Equity method investees	12.5	11.7	15.0
Other investments	5.9	10.1	11.0

	18.4	21.8	26.0

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The key figures, which relate to equity method investees, are as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	€ in millions

Net sales	30.3	27.8	31.0
Net income	3.0	3.5	4.0
Total assets	22.9	22.9	28.0

6)	Other non-current assets

The other non-current assets are as follows :

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	€ in millions

Deferred charges	—	11.6	71.0
Softwares	11.5	13.5	18.0
Miscellaneous	27.4	68.8	78.0

	38.9	93.9	167.0

The line Miscellaneous includes principally debt issuance costs.

Debt issuance cost related to Senior credit agreement has been entirely written off following reimbursement of this facility.

7)	Restricted cash

Under the terms of the "senior credit agreement" (note 16), a bank deposit amounting to € 150 million was required to be maintained in an account with the facility agent under the senior credit agreement and will be released according to the amortization schedule set forth below. The deposit earns interest based on market conditions and is available only for payments on the TSDIs or related derivative obligations.

Concomitant to the new ‘facility agreement’, the bank deposit has been released accordingly. The remaining part concerns cash collateral related to other existing derivative obligations.

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	€ in millions

2003	—	—	23.0
2004	—	37.0	37.0
2005	27.0	43.0	43.0
2006	—	31.5	31.0
2007	—	16.0	16.0

	27.0	127.5	150.0

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8)	Inventories (note 1 (h))

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	€ in millions

Purchased raw materials and parts	143.6	129.5	133.0
Sub-assemblies, work-in-process	93.2	89.1	118.0
Finished goods	246.9	227.7	340.0

	483.7	446.3	591.0
Less : allowances	(61.7)	(60.8)	(61.0)

	422.0	385.5	530.0

Inventories were revalued by € 175.2 million as of the date of the acquisition of Legrand SA by the Group.

The reversal of this revaluation was as follows:

Euros, in
millions

Inventory revaluation	175.2

Reversal in 2002	49.4
Reversal in 2003	125.8

9)	Trade accounts receivable

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	€ in millions

Trade accounts receivable	433.4	428.0	432.0
Notes receivable	94.8	115.1	191.0

	528.2	543.1	623.0
Less : allowances	(32.5)	(33.2)	(25.0)

	495.7	509.9	598.0

The Group realizes over 95 % of its sales from sales to distributors of electrical fittings, each of the two largest distributors representing approximately 13 % of consolidated net sales.

10)	Marketable securities

Marketable securities are carried at the lower of cost or market.

The fair values of the marketable securities are equal to the net book values.

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11)	Capital stock

Capital stock consists of the following:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	€ in millions

Common shares	75,971,090.0	75,933,590.0	75,933,590.0
Issued and Outstanding	—	—	—
Held by the Group	—	—	—

	75,971,090.0	75,933,590.0	75,933,590.0

12)	Stock options and employee profit sharing

a)	Legrand SA stock option plans

In May 1999, the shareholders authorized the company to issue, until May 2004, up to 700,000 options to purchase or subscribe to common shares or preferred, non-voting shares. This option plan is open to all French employees. On December 13, 1999, the company established a new plan for the purchase of common shares, open to all French employees meeting certain limited employment qualifications. The exercise price is equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to December 13. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. Options granted do not vest for 5 years subsequent to the date of the grant and are forfeited if the employee is dismissed for wilful misconduct. On November 21, 2000, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. On November 13, 2001, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 4 years subsequent to the date of the grant and may be exercised for a period of 3 years subsequent to that date.

Holders of stock options granted by Legrand SA (other than holders of stock options granted in 2001) have the right to exchange the ordinary and preferred non-voting shares resulting from the exercise of such stock options for Schneider shares’ pursuant to an undertaking provided by Schneider to the holders of such stock options during its public tender offer for Legrand SA.

On December 10, 2002, Legrand SAS and Schneider entered into a call and put option agreement whereby Schneider has agreed that it will sell to Legrand SAS, if Legrand SAS so wishes, and Legrand SAS has agreed to purchase, if Schneider so wishes, all ordinary and preferred non-voting shares of Legrand SA held by Schneider as a result of the exercise of such stock options. The call options is exercisable by Legrand SAS for a period of six months from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and the put option may be exercised by Schneider after six months and fifteen days from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and in no event later than twelve months after such date.

Options subject to Schneider’s stock options undertaking have exercise periods that continue through and until November 2007. As of December 31, 2004, the total number of options subject to Schneider undertaking (and thus subject to the put and call agreement) was 552,582 with respect to Legrand SA’s ordinary shares.

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Nature of the plans	subscription				purchase

Dates of attribution of options	1998		2000	2001	1999

Nature of shares offered	common	preferred	common	common	common

Number of grantees	6		8,999	9,122	8,814
Exercisable from	October-98		Nov-05	Nov-05	Dec-04
Exercisable until	October-04		Nov-07	Nov-08	Dec-06
Option price (in Euros) before retained earnings distribution	165.56	100.01	191.50	143.00	222.00
Option price (in Euros) after retained earnings distribution	121.20	61.77	140.19	104.68	162.51

Number of options granted	7,500	2,500	124,240	178,766	85,708

Options cancelled	(2,000)		(18)		(4,508)

Balance at the end of 2002	5,500	2,500	124,222	178,766	81,200

New options issued from retained earnings distribution as at Nov 15, 2003	513	489	16,218	21,353	11,998
Options exercised
Options cancelled			(372)	(372)	(376)

Balance at the end of 2003	6,013	2,989	140,068	199,747	92,822

New options issued from retained earnings distribution as at Mar 30, 2004	1,507	1,057	38,002	52,996	28,963
Options exercised	(7,520)	(4,046)
Options cancelled			(9)		(7)

Balance at the end of 2004	—	—	178,061	252,743	121,778

The fair value of options at the date of grant is calculated in compliance with FASB Statement N° 123, using the « Black-Scholes » model, with the following assumptions:

Nature of the plans	subscription				purchase

Dates of attribution of options	1998		2000	2001	1999

Nature of shares offered	common	preferred	common	common	common

Expected average life (years)	4 years		5 years	4 years	5 years
Interest rate (5 years bonds)	3.50%		5.54%	5.35%	4.76%
Implied volatility	43.20%	36.50%	39.40%	49.70%	31.60%
Dividend yield	1.00%	2.60%	1.30%	1.40%	1.20%
Fair value of the option (Euros)	93	47	73	58	71

Had compensation cost been determined on the fair value at the grant date for awards since 1995 (non-retroactively), the effect on the company’s state period’s net income and earnings per share would have not been material.

b)	Employee profit sharing

French law provides for employees to share in the profit of the French group companies to the extent that the profit after tax of such entities exceeds a certain level. Amounts accrued are generally payable to employees after a period of 5 years and bear interest at varying, negotiated rates (from 5 to 9%).

In addition to this obligation, French group companies and certain foreign subsidiaries pay their employees a portion of their income calculated on the basis of predetermined formulas negotiated by each entity.

Employee profit sharing expense amounted to € 27.7 million for the year December 31, 2004.

13)	Accumulated deficits and foreign translation reserve

a)	Accumulated deficits

Accumulated deficits of Legrand SAS and its consolidated subsidiaries can be analyzed as follows:

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	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	€ in millions

Legal reserve (not distributable)	—	—	—
Accumulated deficits	(413.7)	(298.8)	(129.0)
Share earnings of consolidated companies	—	—	—

	(413.7)	(298.8)	(129.0)

b)	Foreign currency translation reserve

As specified in note 1 (c) the foreign currency translation reserve reflects the effects of currency fluctuations on financial statements of subsidiaries when they are translated into euros.

The foreign currency translation reserve includes an amount of €2.2 million, that is considered as a hedge of the net investment in the USA.

The foreign currency translation reserve records the impact of fluctuations in the following currencies:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	€ in millions

US dollar	(137.7)	(92.0)	(1.0)
Other currencies	(3.1)	12.9	(3.4)

	(140.8)	(79.1)	(4.4)

The line "other currencies" mainly refers to the area "rest of the world" (note 27).

14)	Subordinated perpetual notes (TSDIs)

In December 1990 and March 1992, Legrand SA issued, at par, subordinated perpetual notes with nominal values of € 457 million and € 305 million, respectively.

The subordinated perpetual notes have no stated due date or maturity and Legrand SA has no obligation to redeem them unless Legrand SA enters into liquidation or voluntary dissolution, or if a final judgment is entered ordering the sale of the entire business of Legrand SA. In such case, redemption of the principal of the subordinated perpetual notes would be subordinated to the complete payment of all creditors, excluding any participating loans (prêts participatifs) or participating securities (titres participatifs) that might be outstanding.

At the time of issuance, agreements were entered into with third party companies who will repurchase the securities from the holders fifteen years after issuance. In accordance with these agreements, and in return for initial lump sum payments of €100 million and €77 million, these companies have agreed to relinquish any rights to interest on these securities after that time. Until the time of this repurchase, third party is obligated to make periodic interest payments on the nominal value, calculated at a rate indexed to the Paris inter-bank offered rate (EURIBOR). In accordance with French tax instructions, these payments are only tax deductible for the portion representing the net proceeds of the issue.

The payment of interest on the subordinated perpetual notes can be suspended if (i) Legrand SA's consolidated net equity falls below €412 million, (ii) Legrand SA has not paid an ordinary dividend (excluding dividends paid on preferred, non-voting shares and first statutory dividend) and (iii) no interim dividend has been declared. Deferred payments would bear interest, would not be subordinated in case of liquidation and would be paid before the payment of any ordinary dividend.

In order to manage its exposure to interest rate changes, semi-annual payments have been hedged using interest rate swaps. The payments, taking into account the effect of the swap agreements, represented on an annual basis, 10.3%, 10.7% and 9.6% of the average residual carrying value for each of the years 2004, 2003 and 2002, respectively.

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The amortization of the residual carrying value, in the balance sheet is as follows:

Dec 31, 2004

€ in millions

Payable within one year	40.5
Payable in one to two years	19.0
Payable in two to three years	9.4

68.9

15)	Related party loan

On February 12, 2003, the Group’s parent, Legrand Holding SA, issued (i) $350 million of senior notes due in 2013 and bearing interest at 10 ½% per annum and (ii) €277.5 million of senior notes due 2013 and bearing interest at 11% per annum (the “High Yield Notes”). The gross proceeds of the issuance of the High Yield Notes amounted to approximately €601 million. Simultaneously, Legrand Holding SA issued a subordinated shareholder PIK loan (the “Subordinated Shareholder PIK Loan”) in the amount of €1,156 million subscribed by a related party. The proceeds from the issuance of the High Yield Notes, together with the proceeds of the Subordinated Shareholder PIK Loan, were used to make an intercompany funding loan to the Group in the amount of € 1,756 million. The proceeds to the Group were used to repay the €600 million loan under the mezzanine credit agreement and to repay the related party loan in the amount of €1,156 million made to Legrand SAS by the related party in connection with the acquisition of Legrand on December 10, 2002.

The Subordinated Shareholder PIK Loan bears interest ay 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group’s ultimate parent, Lumina Parent Sarl.

16)	Long-term borrowings

Long term borrowings can be analyzed as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

		€ in millions

Senior credit agreement	—	1,323.8	1,597.0
Facility agreement	847.5	—	—
Mezzanine credit agreement	—	—	600.0
8 ½% debentures	285.2	306.7	371.0
Other long-term borrowings	17.4	77.2	38.0

	1,150.1	1,707.7	2,606.0

Long-term borrowings are denominated in the following currencies:

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	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

		€ in millions

Euro	1,112.3	1,605.4	2,233.0
US Dollar	36.9	96.1	371.0
Other currencies	0.9	6.2	2.0

	1,150.1	1,707.7	2,606.0

Maturity dates are as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

		€ in millions

Payable in one to two years	162.7	123.2	74.0
Payable in two to three years	161.4	106.3	85.0
Payable in three to four years	158.1	132.2	117.0
Payable in four to five years	381.7	151.2	144.0
Payable beyond five years	286.2	1,194.8	2,186.0

	1,150.1	1,707.7	2,606.0

Interest rates on long-term borrowings are as follows:

	Dec 31, 2004	average interest rate after SWAP transaction

	€ in millions

Facility credit agreement	847.5	2.80%
8 1/2 % debentures	285.2	4.24%
Other borrowings	—	0.00%
Capital lease obligations	17.4	3.30%

	1,150.1

These borrowings are collateralized as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

		€ in millions

Assets mortgaged or pledged as collateral	3.5	13.4	16.0
Guarantees given to banks	17.9	18.0	18.0
Guarantees given under the senior credit agreement	—	1,615.0	1,615.0
Legrand SA shares pledge given under facility agreement	925.2	—	—

	946.6	1,646.4	1,649.0

a)	Facility agreement

In December 2004 Legrand refinanced the €2,222 million senior secured facilities which were put in place in 2002 by a new €1,400 million syndicated loan facility.

The €1,400 million syndicated loan facility is made of a 5 year multicurrency term loan of €700 million and a 5 year multicurrency revolving credit facility of €700 million both due in 2009.

Repayment of the 5 year multicurrency term loan is to be made in semi-annual instalments (in amounts of €77.8 million) commencing on December 17, 2005 and ending December 2009. The revolving credit facility may be utilized by way of drawing of loans and shall be repaid on the last day of its interest period.

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The interest of the 5 year term loan and the 5 year revolving credit facility will be the aggregate of (i) a margin determined quarterly and (ii) EURIBOR. The opening margin for the initial interest period ending June 30, 2005 will be 60 basis points. Interests are payable on the last day of each Interest Period or every six months in the case of interest periods longer than six months.

Issuance costs related to the €2,222 million senior secured facilities have been capitalized and amortized over the duration of the senior secured facilities. As a consequence of the anticipated reimbursement of the senior secured facilities in December 2004, the net value issuance costs related to the senior secured facilities have been written off for their remaining amount of €50.7 million on December 31, 2004 and accounted in our income statement under the ‘Loss on extinguishment of debt’ item.

As of December 31, 2004 , the following schedule summarizes the future principal payments required by the Group under the facility agreement:

Dec 31, 2004

€ in millions

Within one year	77.7
Payable in one to two years	155.6
Payable in two to three years	155.6
Payable in three to four years	155.6
Payable in four to five years	380.7
Payable beyond five years	—

925.2

The facility agreement can be analyzed as follows:

	Dec 31, 2004	Maturity	Interest rate

	€ in millions

Term facility	700.0	2009	Euribor + 0.60
Revolving facility	225.2	2009	Euribor + 0.60

b)	81/2% Debentures (Yankee bonds)

On February 14, 1995, Legrand SA issued on the United States public market $400 million of 8½% debentures due February 15, 2025. Interest on the debentures is payable semi-annually in arrears on February 15 and August 15 of each year, beginning August 15, 1995.

The debentures are not subject to any sinking fund and are not redeemable prior to maturity, except upon the occurrence of certain changes in the law requiring the payment of amounts in addition to the principal and interest. Should Legrand SA, by law, not be permitted to pay any such additional amounts, redemption generally would be mandatory or, if such amounts could be paid, Legrand SA may, at its option, redeem all—but not part—of the debentures. Each holder of the debentures may also require Legrand SA to repurchase its debentures upon the occurrence of a hostile change of control.

In connection with the issuance of the debentures, Legrand SA also entered into an interest rate swap agreement for 30 years. The settlement dates of the differential to be paid or received concur with the interest payment dates of the debentures, so as to provide an effective hedge for the payments. As a result of this swap agreement, the effective interest rate of the debentures after the swap agreement was executed is LIBOR plus a margin of 0.53% (3.31 % as of December 31, 2004).

Legrand SA has used a portion of this borrowing for the acquisition of certain operations in the United States.

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c)	Other long-term borrowings

The other long-term borrowings, individually, are not significant, none of them exceeding €10 million.

d)	Further borrowings capacity

As of December 31, 2004, a further €730.5 million were available for borrowing as part of the facilities granted under the facility agreement (€474.8 million under a Revolver facility and €255.7 million under other baskets).

17)	Other non-current liabilities

Long-term liabilities are as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

		€ in millions

Retirement indemnities in France *	22.1	19.7	18.0
End of contract indemnities in Italy *	47.4	46.8	44.0
Other retirement indemnities and benefits *	57.5	51.9	47.0
Employees profit sharing (long-term portion)	25.2	35.0	29.0
Cross currency swap	65.3	—	—
Other long-term liabilities	73.2	73.9	67.0

	290.7	227.3	205.0

* Those items represent long-term portion of pension and post-retirement benefits (€127 million). The short-term portion of €8.8 million is classified in other short-term liabilities. Thus total amount of those liabilities is €135.8 million and is detailed in note 17 (a), which shows a total liability of €245.7 million less a total asset of €109.9 million.

a)	Pension and post-retirement benefit

The global obligation of the Group’s pension and post retirement plans, including short-term and long-term liabilities, and consisting primarily of the plans in France, Italy, the United States of America and the United Kingdom, is as follows:

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	Dec 31, 2004	Dec 31, 2003

	€ in millions

Projected benefits obligation (PBO)
Accumulated PBO beginning of period	233.0	216.0
Goodwill allocation	—	21.0
Service cost	17.5	22.4
Interest cost	10.4	8.3
Benefits paid	(25.2)	(22.6)
Employee contribution	0.4	—
Plan amendment	0.3	—
Actuarial loss (gain)	6.9	4.8
Curtailments, settlements, special termination benefits	1.7	—
Foreign currency translation	(5.3)	(16.9)
Reclassification P&S	6.0	—

Accumulated PBO end of period (I)	245.7	233.0

Plan assets at fair value
Fair value of plan assets, beginning of period	110.8	108.0
Actual return on plan assets	7.8	18.5
Employer contribution	9.7	5.6
Plan participant contributions	0.4	—
Benefits paid	(15.4)	(9.5)
Foreign currency translation	(3.4)	(11.8)

fair value of plan assets, end of period (II)	109.9	110.8

Pension liability recognised in balance sheet (I) - (II)	135.8	122.2
Short-term liability	8.8	3.8
Long-term liability	127.0	118.4

The impact on the consolidated income is as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

		€ in millions

Service cost – rights newly acquired	(17.5)	(22.4)	(2.0)
Service cost – cancellation of previous rights	—	—	1.0
Payments of rights (net of cancellation of prior reserves)	—	—	—
Interest cost	(17.3)	(13.1)	—
Other	(2.4)	—	—
Net revenue of fund	7.8	18.5	—

	(29.4)	(17.0)	(1.0)

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The pension plan weighted-average asset allocation is as follows as at December 31, 2004:

		United States and
	France	United Kingdom	Total

		%

Equity security	—	55.0	43.0
Debt security	—	30.0	23.0
Insurance company funds	100.0	15.0	34.0

	100.0	100.0	100.0

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b)	Provision for retirement indemnities in France

Based on labor agreements or internal conventions, the employees of the Group may be entitled to retirement indemnities, as well as complementary pensions in addition to those acquired in compliance with legal obligations in force in each country.

The provisions recorded in the consolidated balance sheet concern only rights which are not definitively acquired and the Group has no obligation with respect to rights definitively acquired by former employees, such rights having been duly paid at the time of their retirement, either directly or through insurance companies.

Provision recorded in the consolidated balance sheet amounts to €34 million as of December 31, 2004, that is the difference between Accumulated Projected Benefit Obligation of €59 million and the fair-value of the attached plan assets of €25 million.

The computation of these future obligations was based on turnover, mortality, and assumptions of increase of salaries and discount rates. In France, the calculation was based on an assumption of an increase of salaries of 3.00 % and a discount rate of 4.50%.

Accordingly, the provision recorded in the consolidated balance sheet corresponds to the portion of the global obligation remaining payable by Legrand SA; this amount is equal to the difference between the global obligation recalculated at each closing, based on assumptions described above, and the net residual value of the fund at this same date.

c)	Provision for end-of-contract indemnities in Italy

In accordance with employment legislation in force in Italy, provisions for end-of-contract indemnities have been established in the accounts of the Italian companies (€52 million as of December 31, 2004). The annual contribution is defined by law and amounts to approximately one month of remuneration per year of service. Amounts attributed to an employee are revalued each year in accordance with a specific index published by the government. Such amounts are fully vested and are paid at the time an employee leaves. The companies have no further liability to the employee once such payment is made.

The computation of the obligations was based on turnover, mortality, and assumptions of increase in salaries and discount rates. In Italy, the calculation was based on an assumption of an increase in salaries of 2.50%, a discount rate of 4.37%.

d)	Provision for retirement indemnities and other postretirement benefits in the United Sates and the United Kingdom

In the United States and the United Kingdom, the Group provides pension benefits for employees and health care and life insurance for certain retired employees.

The pension benefits above amount to € 132 million as of December 31, 2004. This amount is compensated by pension fund assets and provisions estimated at € 86 million as of December 31, 2004.

The computation of the future obligations was based on turnover, mortality, and assumptions of increase in salaries and discount rates. In the United Sates of America, the calculation was based on an assumption of an increase in salaries of 4.25%, a discount rate of 5.84 % and an expected return on plan assets of 7%. In the United Kingdom, the calculation was based on an assumption of an increase in salaries of 2.96%, a discount rate of 5.3 % and an expected return on plan assets of 7.00%.

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18)	Short-term borrowings

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

		€ in millions

Current portion of long-term debt	81.0	54.2	25.0
Current portion of capital leases	7.3	5.8	9.0
Commercial paper	—	—	508.0
Bank overdrafts	80.9	39.4	113.0
Other short-term borrowings	63.0	31.4	79.0

	232.2	130.8	734.0

19)	Other current liabilities

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

		€ in millions

Tax liabilities	97.9	105.9	121.0
Accrued salaries and payroll taxes	139.9	132.6	134.0
Short-term portion of employee profit sharing	3.0	6.0	7.0
Payables related to fixed asset acquisitions	16.0	11.2	14.0
Amount due for services	58.1	58.6	59.0
Customer advance payments	1.8	1.6	3.0
Others	12.0	31.5	97.0

	328.7	347.4	435.0

20)	Analysis of certain expenses

a)	Operating expenses include, in particular, the following categories of costs:

	Statutory period from	Period from	Period from	Statutory period from	Statutory period from
	Jan 01, 2004 to	Jan 01, 2003 to	Aug 01, 2002 to	Aug 01, 2002 to	Jan 01, 2002 to
	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002	Dec 31, 2003	Jul 31, 2002

	€ in millions

Consumption of raw-materials and parts	(855.7)	(762.0)	(125.0)	(887.0)	0.0

Salaries and related payroll taxes	(832.9)	(836.5)	(71.0)	(907.5)	0.0
Employees profit sharing	(27.7)	(21.8)	0.0	(21.8)	0.0

Total cost of personnel	(860.6)	(858.3)	(71.0)	(929.3)	0.0

The headcount of the Group on a consolidated basis as of December 31, 2004 amounts to 24,775.

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b)	Other income (expenses) include:

	Statutory period from Jan 01, 2004 to Dec 31, 2004	Period from Jan 01, 2003 to Dec 31, 2003	Period from Aug 01, 2002 to Dec 31, 2002	Statutory period from Aug 01, 2002 to Dec 31, 2003	Statutory period from Jan 01, 2002 to Jul 31, 2002

			€ in millions

Exchange and translation gains (losses)	(5.1)	1.4	2.0	3.4	0.0
Others	(71.4)	(43.6)	(8.0)	(51.6)	0.0

	(76.5)	(42.2)	(6.0)	(48.2)	0.0

The caption "Others" relates principally to restructuring charges.

21)	Interest income (expense)

	Statutory period from Jan 01, 2004 to Dec 31, 2004	Period from Jan 01, 2003 to Dec 31, 2003	Period from Aug 01, 2002 to Dec 31, 2002	Statutory period from Aug 01, 2002 to Dec 31, 2003	Statutory period from Jan 01, 2002 to Jul 31, 2002

			€ in millions

Interest income	4.3	65.3	6.0	71.3	0.0
Interest expense	(200.1)	(223.3)	(24.0)	(247.3)	0.0

	(195.8)	(158.0)	(18.0)	(176.0)	0.0
Interest on subordinated securities (note 13)	(47.1)	(36.3)	(2.0)	(38.3)	0.0

	(242.9)	(194.3)	(20.0)	(214.3)	0.0
Less capitalized interest	0.0	0.0	0.0	0.0	0.0

	(242.9)	(194.3)	(20.0)	(214.3)	0.0

22)	Income taxes (current and deferred)

Income before taxes, minority interests and equity in earnings of investees is as follows:

	Statutory period from Jan 01, 2004 to Dec 31, 2004	Period from Jan 01, 2003 to Dec 31, 2003	Period from Aug 01, 2002 to Dec 31, 2002	Statutory period from Aug 01, 2002 to Dec 31, 2003	Statutory period from Jan 01, 2002 to Jul 31, 2002

			€ in millions

France	(181.8)	(129.3)	(179.0)	(308.3)	0.0
Outside France	127.6	(8.9)	17.0	8.1	0.0

	(54.2)	(138.2)	(162.0)	(300.2)	0.0

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Income tax expense consists of the following:

	Statutory period from Jan 01, 2004 to Dec 31, 2004	Period from Jan 01, 2003 to Dec 31, 2003	Period from Aug 01, 2002 to Dec 31, 2002	Statutory period from Aug 01, 2002 to Dec 31, 2003	Statutory period from Jan 01, 2002 to Jul 31, 2002

			€ in millions

Current income taxes :
France	(38.9)	(42.1)	0.0	(42.1)	0.0
Outside France	(68.0)	(60.3)	(8.0)	(68.3)	0.0

	(106.9)	(102.4)	(8.0)	(110.4)	0.0
Deferred income taxes :
France	39.8	18.1	36.0	54.1	0.0
Outside France	5.0	51.1	1.0	52.1	0.0

	44.8	69.2	37.0	106.2	0.0
Total income taxes :
France	0.9	(24.0)	36.0	12.0	0.0
Outside France	(63.0)	(9.2)	(7.0)	(16.2)	0.0

	(62.1)	(33.2)	29.0	(4.2)	0.0

The reconciliation of total income tax expense during the period to the normal income tax rate applicable in France is analyzed below:

	Statutory period from Jan 01, 2004 to Dec 31, 2004			Period from Jan 01, 2003 to Dec 31, 2003

	€ in millions	Tax rate		€ in millions	Tax rate

Normal French income tax	18.9	34.93%		49.0	35.43%
Increases (reductions) :
– effect of foreign income tax rates	1.1	2.03%		0.3	0.23%
– non taxable items	(25.8)	(47.62%	)	(13.5)	(9.80%	)
– income taxable at specific rates	(2.2)	(4.06%	)	0.1	0.06%
– others	(16.7)	(30.83%	)	12.8	9.24%

Impact on deferred income taxes :
– effect of tax rate modifications on opening balance				2.7	1.95%
– valuation allowances on deferred income tax assets	(37.4)	(69.02%	)	(84.6)	(61.13%	)
	(62.1)	(114.57%	)	(33.2)	(24.02%	)

Deferred income taxes recorded in the balance sheets result from temporary differences in the recognition of revenues and expenses or tax and financial statement purposes and are analyzed as follows:

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	Dec 31, 2004	Dec 31, 2003	Dec 31,2002

		€ in millions

Deferred income taxes recorded by French companies	(182.0)	(188.6)	(160.0)
Deferred income taxes recorded by foreign companies	52.4	85.2	4.0

	(129.6)	(103.4)	(156.0)
Origin of deferred income taxes
– depreciation of fixed assets	(85.6)	(83.6)	(90.0)
– tax losses to be carried forward	(3.1)	47.4	16.0
– employee profit sharing	2.8	2.4	6.0
– retirement indemnities and benefits	22.2	15.3	17.0
– subordinated securities	19.8	30.1	39.0
– patent	(159.0)	(166.4)	(206.0)
– trademarks	(18.0)	(21.8)	(24.0)
– allowances for inventory and bad debt	12.8	14.9	18.0
– revaluation Italy	42.5	51.5	61.0
– translation effect	16.7	0.0	0.0
– non deductible provision	8.4	0.0	0.0
– margin inventory	7.6	6.2	0.0
– others	3.3	0.6	7.0

	(129.6)	(103.4)	(156.0)

As of December 31, 2004, the Group had net operating loss carry forwards of € 808.5 million for which a deferred tax asset was recognized (associated deferred tax asset of € 276.5 million) and which expire in various amounts from 2008 through 2023 (2008: € 119.1 million; thereafter: € 689.4 million).

Deferred tax assets amounting to € 255.2 million whose realization is not more likely than not were not recognized as of December 31, 2004. These unrecognised deferred tax assets principally relate to net operating loss carry forwards amounting to € 746.4 million that expire in various amounts from 2008 through 2023.

As disclosed in note 1 (i), the Group does not recognize the deferred tax consequences of undistributed earnings of foreign subsidiaries that are considered to be permanently re-invested. It is not practicable to estimate the amount of the deferred tax liability associated with these undistributed earnings as of December 31, 2004.

23)	Contingencies and commitments

The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

Future rental commitments

The Group uses certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under non-cancellable leases are detailed below:

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Legrand SAS

Dec 31, 2004

€ in millions

Payable within one year	18.3
Payable in one to two years	16.1
Payable in two to three years	13.1
Payable in three to four years	6.5
Payable in four to five years	4.1
Subsequent years	11.7

69.8

BTicino SpA litigation

In the second half of 2001, approximately 180 current and former employees of BTicino SpA, (BTicino), our primary Italian subsidiary, commenced two class actions and three individual suits against the Italian social security agency for early retirement payments citing alleged exposure to asbestos during the manufacture of products at our Torre del Greco facility. BTicino, as the employer, is a party to the suit, as is customary under Italian law. Pursuant to Italian law, if the employees prove long-term (at least 10 years) exposure to asbestos, they may be entitled to retire early and, as a result, could receive higher retirement payments over the course of their retirement, which the social security agency could seek to recover from the Group. Management believes the risk of loss to the Group is remote.

Legal proceeding

In October 2003 an action was brought against us and two other major suppliers of back-wires in the United States alleging that one of our products, quick connect receptacle, is not suitable for consumption and should be withdrawn from the United States markets and all production should be discontinued.

We have responded to these allegations and fixed a counterclaim, as we believe that this claim is unsubstantiated. The quick connect receptacle has been sold in the United States over the past years and during such period no accidents have been reported in connection with the use of such receptacles. In addition we do not believe that the claimant has evidence of damages nor has the claimant alleged any damages or accidents from the receptacle use in this claim. This litigation is currently being considered by the Superior Court of the State of California and the United States District Court of South Carolina Charleston Division as to certain procedural matters. At this time and although the Company believes the claims are unsubstantiated, it is too early to assess the eventual outcome of this situation.

24)	Financial instruments

The Group does not hold or issue financial instruments for trading purposes.

a)	Interest rate swaps

In order to manage and cover interest rate risks, the Group entered into interest rates swap agreements with selected major financial institutions. The fair value of each of the swap agreements is determined at each closing, based on rates implied in the yield curve at the reporting date; those may change significantly, thus having an impact on future cash flows.

Interest rate swaps hedging the subordinated securities (note 14)

The notional amount of these swaps increases over time to a maximum of € 760 million and matures at the same date, as periodic payments are due so as to provide an effective hedge of the payments. The net cost of the subordinated securities, including the fair value of the related swaps in effect and committed, is lower than the conditions normally offered by the financial markets.

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Interest rate swap hedging the 8½% debentures (Yankee bonds) (note 16)

The purpose of this swap is to convert the fixed remuneration paid to the holders of the debentures into a variable remuneration indexed on LIBOR until the maturity of the issue. The fair value of this swap is exactly symmetrical to the fair value of the debentures.

In connection with the issuance of the debentures, Legrand SA also entered into an interest swap agreement for 30 years. As a result of this swap agreement, the effective interest rate of the debentures after the swap agreement was executed is LIBOR plus a margin of 0.53% (3.31% as of December 31, 2004).

At the beginning of February 2003, we entered into cross currency interest rate swap with respect to the Yankee bond pursuant to which the interest rate payable on $ 350 million principal amount was fixed at 4.6 % per year. The remainder $50 million still bear a floating coupon (LIBOR + 0.53%).

On April 2003, we entered into a swap novation agreement where we sold the 2008-2025 maturity bracket of the “Yankee bond swap” (original maturity 30 years). As a result, from February 2008 onwards, our Yankee Bond will pay a fixed 8.5 % coupon again. We may enter into additional interest rate swap arrangements with respect to our floating rate debt.

Interest rate swaps (note 16)

During the year, the Group entered into hedging arrangements for a notional amount of € 800 million pursuant to which the applicable variable interest rate payable on the facility agreement was capped.

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

Interest rate swaps hedging subordinated securities
notional amount (€, in millions)	730.0	671.7	626.1
fair value (€, in millions)	79.9	121.8	153.0
Interest rate swap hedging the 8½% debentures
notional amount ($, in millions)	400.0	400.0	400.0
fair value (€, in millions)	40.5	60.1	161.0

b)	Foreign exchange contracts

The Group entered into forward exchange contracts for an amount of $ 130 million to hedge certain foreign currency transactions and investments for periods consistent with the terms of the underlying transactions.

c)	Forward price contracts on raw material

The Group also enters into forward raw material contracts covering all or part of its future purchases and for periods of time not in excess of twelve months. As of December 31, 2004 there were no contracts in effect.

d)	Other financial instruments

The excess of fair value over carrying value of the marketable securities is disclosed in note 10 to the financial statements. For all other financial instruments the fair value approximates the carrying value.

e)	Concentration of credit risk

The Group's interest rate swap agreements and exchange contracts are with major financial institutions which are expected to comply with the terms of the agreements thereby mitigating the credit risk from the transactions.

As indicated in note 9, a substantial portion of our sales is with two major distributors. Other sales are also essentially with distributors of electrical products but are diversified due to the large number of customers and their geographical dispersion. The Group mitigates its credit risk by establishing and performing periodic evaluations of individual credit limits for each customer, and constantly monitoring collection of its outstanding receivables.

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Other financial instruments, which potentially subject the Group to concentration of credit risk, are principally cash and cash equivalents and short-term investments. These instruments are maintained with high credit quality financial institutions and the Group closely monitors the amount of credit exposure with any one financial institution.

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25)	Information relating to the officers of the Group

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

		€ in millions

Advances and loans	—	—	—
Remuneration paid to the officers (*)	1.2	1.7	1.0

(*)	Remuneration paid to the executive officers and the members of the board of directors who hold operating responsibilities within Legrand.

26)	Information relating to the consolidated company

The Group is consolidated by Lumina Parent, société à responsabilité limitée headquartered at 5 boulevard de la Foire, L1528 Luxembourg.

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27)	Information by geographic segments

The activity of the Group is exclusively devoted to the manufacturing and marketing of products and systems for electrical installations and information networks. The following figures comply with the level of analysis used to manage the Group.

Period from Jan 01, 2004 to	Geographic segments
Dec 31, 2004
	Europe					Items globally
				United States	Rest of the
	France	Italy	Others	of America	World	analyzed	Total

	€ in millions

Total sales	1,790.8	764.9	702.6	558.9	349.3		4,166.5
Less intra-group transfers	(855.4)	(168.4)	(138.5)	(19.6)	(58.3)		(1,240.2)

Net consolidated sales	935.4	596.5	564.1	539.3	291.0		2,926.3
Operating income	85.5	113.1	24.8	36.5	50.7		310.6

– of which depreciation of fixed assets	(62.3)	(25.9)	(21.2)	(21.7)	(10.4)		(141.5)
– of which amortization of intangibles	(87.4)	(45.2)	(12.7)	(22.9)	(9.6)		(177.8)
Other revenues (expenses)						(71.2)	(71.2)
Interest income						4.3	4.3
Interest expense						(247.2)	(247.2)
Income taxes						(62.1)	(62.1)
Minority interest and equity investees						1.4	1.4
Capital expenditures	32.6	23.8	15.6	13.0	10.7		95.7
Total identifiable assets	3,652.3	1,203.6	37.9	(318.6)	173.7		4,748.9

Period from Jan 01, 2003 to	Geographic segments
Dec 31, 2003
	Europe					Items globally
				United States	Rest of the
	France	Italy	Others	of America	World	analyzed	Total

	€ in millions

Total sales	1,632.4	714.5	620.7	540.0	323.7		3,831.3
Less intra-group transfers	(735.1)	(147.2)	(126.5)	(13.3)	(47.4)		(1,069.5)

Net consolidated sales	897.3	567.3	494.2	526.7	276.3		2,761.8
Operating income	(3.4)	61.3	(3.6)	18.5	29.2		102.0

– of which depreciation of fixed assets	(64.4)	(27.5)	(24.4)	(25.6)	(13.9)		(155.8)
– of which amortization of intangibles	(92.4)	(48.4)	(13.8)	(25.6)	(11.0)		(191.2)
Other revenues (expenses)						(45.9)	(45.9)
Interest income						65.3	65.3
Interest expense						(259.6)	(259.6)
Income taxes						(33.2)	(33.2)
Minority interest and equity investees						1.5	1.5
Capital expenditures	44.1	24.7	16.7	11.7	15.4		112.6
Total identifiable assets	4,417.8	1,256.8	(371.5)	(288.9)	170.3		5,184.5

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Sales by French companies, excluding sales to Group companies located in France, include the following export sales:

	Statutory period from	Period from	Period from	Statutory period from
	Jan 01, 2004 to	Jan 01, 2003 to	Aug 01, 2002 to	Aug 01, 2002 to
	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002	Dec 31, 2003

	€ in millions

Total sales	935.4	897.3	83.0	980.3
of which sales exported to :
– Europe	43.8	49.3	17.0	66.3
– Other countries	77.4	72.8	11.0	83.8

	121.2	122.1	28.0	150.1

28)	Subsequent events

On November 29, 2004, Legrand announced the acquisition of the business of Van Geel, with the exception of its German subsidiary. The acquisition was completed March 11, 2005. Van Geel is one of the leading European specialists of metal cable management systems (among which trunkings, cable trays, floor boxes). With €60 million of consolidated sales, Van Geel is the leader in its field in the Netherlands and Austria and holds significant positions on a number of European markets (among which Belgium, Portugal, Sweden).Based in Boxtel, Netherlands, Van Geel has two manufacturing units in the Netherlands and a total work force of 300 persons.

In January 2005, we announced that we had executed an agreement to acquire a controlling stake in Zucchini, the market leader in Italy for prefabricated busbar systems. Based in Brescia in northern Italy, Zucchini reported sales of approximately €50 million in 2004. With three factories in Italy and commercial subsidiaries in main European countries, it employs close to 280 people.

In February 2005, we announced the execution of an agreement for the acquisition of the entire business of OnQ, the US leader in structured wiring for residential applications. Based in Harrisburg, Pennsylvania, OnQ generated net sales of approximately $22 million with a workforce of close to 100 in 2004. OnQ's catalog of nearly 1,000 items enables it to offer complete solutions for Voice, Data and Image network for residential buildings, including VDI entertainment, integrated lighting and sound management systems. We believe this acquisition will complement the Pass & Seymour/Legrand range of fittings.

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29)	Reconciliation of French GAAP to US GAAP

The tables below show the US GAAP net income, balance sheets, cash-flow statements and shareholders equity.

Consolidated statements of income US GAAP

		Legrand SAS

	Statutory period from	Period from	Period from	Statutory period from
	Jan 01, 2004 to	Jan 01, 2003 to	Aug 01, 2002 to	Jan 01, 2002 to
	Dec 31 2004	Dec 31, 2003	Dec 31, 2002	Jul 31, 2002

	€ in millions

Net sales	2,926.3	2,761.8	219.0	0.0
Operating expenses
Cost of goods sold	(1,575.3)	(1,640.4)	(179.0)	0.0
Administrative and selling expenses	(758.5)	(733.5)	(64.0)	0.0
Research and development expenses	(251.0)	(258.5)	(113.0)	0.0
Other operating income (expenses)	(9.9)	(22.4)	(1.0)	0.0

Operating income (loss)	331.6	107.0	(138.0)	0.0

Interest income (expense)	(233.3)	(293.9)	(22.0)	0.0
Loss on extinguishment of debt	(50.7)	0.0	0.0	0.0
Other income (expenses)	(10.6)	(44.3)	1.0	0.0

Income (loss) before taxes, minority interests and equity in earnings of investees	37.0	(231.2)	(159.0)	0.0

Income taxes	(79.8)	(3.0)	26.0	0.0

Net income (loss) before minority interests and equity in earnings of investees	(42.8)	(234.2)	(133.0)	0.0

Minority interests	(1.2)	(0.9)	2.0	0.0
Equity in earnings of investees	2.6	2.4	2.0	0.0

Net income (loss)	(41.4)	(232.7)	(129.0)	0.0

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Consolidated balance sheets US GAAP

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

		€ in millions

ASSETS

Current assets
Cash and cash equivalent	68.3	67.9	559.0
Marketable securities	13.1	32.6	195.6
Restricted cash	27.0	37.0	22.5
Trade accounts receivable	495.7	509.9	598.2
Deferred income taxes	30.3	34.7	48.4
Other current assets	132.2	120.1	93.4
Inventories	422.0	385.5	530.7

Total current assets	1,188.6	1,187.7	2,047.8

Property, plant and equipment, net	816.0	914.9	1,024.8
Investments	18.4	21.8	26.3
Goodwill, net	1,331.1	1,343.5	1,354.0
Trademarks, net	1,526.3	1,591.1	1,642.4
Developed Technology, net	337.7	449.9	586.0
Mirror swaps	24.8	35.2	42.0
Swaps associated with TSDI 3	0.9	1.3	2.0
Swap associated with other borrowings	40.5	60.1	161.0
Restricted cash	0.0	90.5	127.5
Deferred income taxes	27.4	34.1	149.9
Other non-current assets	38.9	96.5	166.5

Total non-current assets	4,162.0	4,638.9	5,282.4

Total assets	5,350.6	5,826.6	7,330.2

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	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

		€ in millions

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term borrowings	203.6	103.2	723.0
Accounts and notes payable	311.3	252.7	268.4
Deferred income taxes	3.8	3.0	48.0
Other current liabilities	354.3	374.2	443.0

Total current liabilities	873.0	733.1	1,482.4

Swap fair value associated with TSDI 1&2	80.8	121.8	153.0

Deferred income taxes	706.6	727.1	893.9
Other non-current liabilities	294.6	229.3	207.1
Long-term borrowings	1,085.8	1,708.0	2,607.0
Swap fair value associated with other borrowings	78.2	52.5	0.0
Subordinated securities	68.9	108.9	150.2

Related party	1,943.5	1,842.6	1,159.0

Minority interests	7.5	6.2	51.8

Shareholders' equity
Capital stock	759.4	759.4	759.4
Accumulated deficits	(403.0)	(361.6)	(129.2)
Translation reserve	(144.7)	(100.7)	(4.4)

	211.7	297.1	625.8

Total liabilities and shareholders' equity	5,350.6	5,826.6	7,330.2

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Consolidated statements of cash flows US GAAP

	Statutory			Statutory
	period from	Period from	Period from	period from
	Jan 01, 2004	Jan 01, 2003	Aug 01, 2002	Jan 01, 2002
	to Dec 31,	to Dec 31,	to Dec 31,	to Jul 31,
	2004	2003	2002	2002

	€ in millions

Net income (loss)	(41.4)	(232.7)	(129.0)	0.0
Reconciliation of net income to net cash :
– depreciation of tangible assets	141.5	155.8	13.0	0.0
– amortization of intangible assets	133.9	146.5	108.0	0.0
– allowance for tangible and intangible assets	0.6
– loss on extinguishment of debt	50.7
– changes in long-term deferred taxes	0.6	(80.5)	(2.0)	0.0
– changes in other long-term assets and liabilities	28.3	4.6	(2.0)	0.0
– minority interests	1.2	0.9	(3.0)	0.0
– equity in earnings of investees	(2.6)	(2.4)	(2.0)	0.0
– other items having impacted the cash	38.9	266.7	63.0	0.0
(Gains) losses on fixed asset disposals	(5.6)	(1.2)	14.0	0.0
(Gains) losses on sales of securities	0.3	(0.6)	0.0	0.0
Changes in operating assets and liabilities, net of effect
of investments in consolidated entities :
– inventories	(40.8)	(1.9)	54.0	0.0
– accounts receivable	9.8	61.1	17.0	0.0
– accounts and notes payable	60.9	(7.5)	(77.0)	0.0
– other operating assets and liabilities	(5.7)	(62.7)	(137.0)	0.0

Net cash (used in) provided from operating activities	370.6	246.1	(83.0)	0.0

Net proceeds from sales of fixed assets	45.4	16.8	170.0	0.0
Capital expenditures	(95.7)	(112.6)	(16.0)	0.0
Proceeds from sales of marketable securities	138.4	312.3	213.0	0.0
Investments in marketable securities	(18.5)	(29.0)	(202.0)	0.0
Investments in consolidated entities	0.0	(72.8)	(3,067.0)	0.0
Investments in non-consolidated entities	(0.1)	(0.2)	0.0	0.0

Net cash (used in) provided from investing activities	69.5	114.5	(2,902.0)	0.0

Related to shareholders' equity :
– capital increase	0.0	0.0	760.0	0.0
– dividends paid by Legrand SAS's subsidiaries	(0.8)	(1.1)	(2.0)	0.0
Other financing activities :
– reduction of subordinated securities	(39.9)	(41.0)	(4.0)	0.0
– new borrowings	929.7	604.0	3,063.0	0.0
– repayments of borrowings	(1,282.4)	(820.3)	(273.0)	0.0
– debt issuance costs	(6.3)	(7.5)	0.0	0.0
– increase (reduction) of commercial paper	0.0	(508.0)	(30.0)	0.0
– increase (reduction) of bank overdrafts	(40.2)	(87.2)	23.0	0.0

Net cash (used in) provided from financing activities	(439.9)	(861.1)	3,537.0	0.0

Net effect of currency translation on cash	0.2	(9.4)	7.0	0.0
Increase (reduction) of cash and cash equivalents	0.4	(491.1)	559.0	0.0
Cash and cash equivalents at the beginning of the period	67.9	559.0	0.0	0.0

Cash and cash equivalents at the end of the period	68.3	67.9	559.0	0.0

Interest paid during the period	184.8	172.1	0.0	0.0
Income taxes paid during the period	45.2	78.6	0.0	0.0

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Consolidated statements of shareholder’s equity US GAAP

					Total
	Capital stock,	Additional	Retained	Translation	shareholder's
	at par value	paid-in capital	earnings	reserve	equity

	Euros, in millions

As of December 31, 2001	—	—	—	—	—

Net income for the period
Capital increase
Changes in translation reserve

As of July 31, 2002	—	—	—	—	—

Net income for the period			(129.2)		(129.2)
Capital increase	759.4				759.4
Changes in translation reserve				(4.4)	(4.4)

As of December 31, 2002	759.4	—	(129.2)	(4.4)	625.8

Net income for the period			(232.7)		(232.7)
Capital increase					—
Changes in translation reserve			0.3	(96.3)	(96.0)

As of December 31, 2003	759.4	—	(361.6)	(100.7)	297.1

Net income for the period			(41.4)		(41.4)
Capital increase					—
Changes in translation reserve				(44.0)	(44.0)

As of December 31, 2004	759.4	—	(403.0)	(144.7)	211.7

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The tables below show the US GAAP reconciliations of net income and net equity.

RECONCILIATION OF NET INCOME

	Period from Jan	Period from Jan	Period from Aug	Statutory period
	01, 2004 to Dec	01, 2003 to Dec	01, 2002 to Dec	from Jan 01, 2002
	31, 2004	31, 2003	31, 2002	to Jul 31, 2002

		€ in millions

Net income compliant with French GAAP	(114.9)	(169.9)	(129.0)	0.0
FAS 142	48.0	(97.6)	(1.0)	0.0
EITF 93-16	(9.0)	(9.9)	(2.0)	0.0
FAS 133	34.5	44.7	3.0	0.0

Net income compliant with US GAAP	(41.4)	(232.7)	(129.0)	0.0

SUMMARY RECONCILIATION OF NET EQUITY

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002	Jul 31, 2002

		€ in millions

Net equity compliant with French GAAP	204.9	381.5	626.0	0.0
FAS 142	88.8	23.1	3.0	0.0
EITF 93-16	(18.9)	(9.9)	(2.0)	0.0
FAS 133	(63.1)	(97.6)	(1.0)	0.0

Net equity compliant with US GAAP	211.7	297.1	626.0	0.0

COMPREHENSIVE INCOME

	Items having modified the net equity		Comprehensive income

Euros in millions	with impact on net income	without impact on net income

For the year ended December 31, 2003	(232.7)	(96.3)	(329.0)
For the year ended December 31, 2004	(41.4)	(44.0)	(85.4)

a)	Presentation of the statement of income

Other expenses such as restructuring costs which are classified as non-operating expenses under French GAAP, are required to be included in the operating income under US GAAP.

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b)	Comprehensive income

Comprehensive income includes all changes in equity that result from recognized transactions or other economic events. Amounts received from shareholders (capital increase) or paid to shareholders (reduction of capital, dividend) and changes in treasury stocks are excluded from the determination of comprehensive income.

For the periods presented in the consolidated financial statements, only the translation reserve (note 1 (c)) has been added to net income to compute comprehensive income.

c)	Derivative financial instruments

As indicated in note 14, Legrand SA entered into three subordinated perpetual notes (TSDIs) contracts in 1990 and 1992. In addition, these subordinated perpetual notes (TSDIs) are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt and, accordingly, are not recorded in the balance sheet. Payments receivable or payable under the swaps are accrued over the period to which the payment relates, resulting in accounting for the swap and the underlying debt as a single, synthetic instrument. Under US GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss.

In addition, certain other derivative financial instruments, including swaps associated with the Yankee bonds, were initially recorded at fair value in purchase accounting under US GAAP. Subsequent changes in fair value are recognized in profit and loss. Under French GAAP, these instruments are treated as off balance sheet in purchase accounting and subsequently. Payments receivable or payable under the swaps are accrued over the period to which the payment relates, resulting in accounting for the swap and the underlying debt as a single, synthetic instrument.

d)	Application of EITF 93-16

In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law No. 342 and the decree No. 162 (April 13, 2001), retroactively applicable from January 1, 2000. According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for.

e)	Consolidation of special purposes entities

The existing special purpose entities are related to the subordinated securities issued by Legrand SA. Under US GAAP, the SPVs are required to be consolidated based on the guidance and SEC views provided in EITF Topic D-14. The application of US GAAP to the subordinated perpetual notes (the TSDIs) and related loans has the following impacts:

–	Recognition of the debts due by the special purpose entities (€ 68.9 million as of December 31, 2004)

–	Recognition of certain derivative financial instruments at fair value in the Group's balance sheet with changes in fair value being recognized in the statement of income.

Considering the effects outlined above and other effects relating to the subordinated perpetual notes (the TSDIs), the principal impact of this difference on the income statement is to adjust interest income and increase the net result by €21.5  million for the period ended December 31, 2004.

f)	Application of FAS 142

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These statements establish new accounting and reporting standards for goodwill and other non amortized intangible assets and in particular, supersede their amortization by an impairment test. These statements are effective for the Group from July 1, 2001 for the new acquisitions and from January 1, 2002 for the former ones.

The impairment tests have to be applied at the reporting entity level on an annual basis and were performed as of December 31, 2004.

In addition, under French GAAP, deferred taxes are not recognized on intangible assets with an indefinite useful life (trademarks). Under US GAAP, deferred taxes are required to be recognized on intangibles with an indefinite useful life (trademarks). Accordingly, the Group has recognized an additional deferred tax liability under US GAAP amounting to €551.7  million.

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All of the Group’s intangible assets, including goodwill, were recognized in connection with the acquisition of Legrand SA on December 10, 2002. Intangible assets, as determined under US GAAP, consist of the following :

	Estimate
	useful lives	Dec 31, 2004	Dec 31, 2003

	(years)	€ in millions
Intangible assets not subject to amortization
Goodwill	NA	1,331.1	1,343.5
Indefinite-lived trademarks	NA	1,477.4	1,533.7

		2,808.5	2,877.2
Intangible assets subject to amortization
Developed technology	10	574.4	578.3
Other trademarks	10 - 20	59.2	63.2
Other		90.7	75.6

		724.3	717.1
Less : accumulated amortization		(328.7)	(205.1)

		395.6	512.0
		3,204.1	3,389.2

As of December 31, 2004, € 475.7 million, € 350.5 million, € 111.7 million, € 239.1 million and € 154.1 million of our goodwill has been allocated to the France, Italy, Rest of Europe, North America and the Rest of the World segments, respectively. There were no changes in the carrying amount of goodwill during any of the periods presented other than recognition of the foregoing amounts in connection with the acquisition.

g)	Deferred income tax assets

Under French GAAP, deferred tax assets whose realization is not more likely than not are not recognized. Under US GAAP, deferred tax assets whose realization is not more likely than not are recognized and are reduced to the amount whose realization is more likely than not through the application of a valuation allowance. Under US GAAP, all deferred tax assets would be recognized and then reduced, if necessary, by a valuation allowance equal to the amount of any tax benefit that, based on available evidence, are not more likely than not to be realized. Deferred tax assets amounting to € 218.3 million whose realization is not more likely than not were not recognized as of December 31, 2004 under French GAAP. Under US GAAP, such deferred tax assets would have been recognized and reduced by a valuation allowance for the same amount. This difference does not impact the measurement of deferred taxes but does have un impact on the disclosure of deferred tax assets.

h)	Principal shareholder transactions

In connection with the acquisition of Legrand in 2002, certain senior executives and management of Legrand were granted warrants (by the Group's parent company) to acquire common shares in the Group's parent company. Under French GAAP, transactions entered into by principal shareholders that benefit the company are not required to be reflected in the accounts of the Group. Under US GAAP, for transactions that are established by principal shareholders that have characteristics similar to compensatory plans adopted by corporations, AIN-APB 25, #1 requires companies to account for such plans as if they are their own. Accordingly, upon the occurrence of certain specified future events and the achievement of certain specified performance conditions, the Group may be required to recognize expense in an amount that will be based on the future share price of Legrand.

i)	New Accounting Pronouncements

SFAS 151 - Inventory Costs an amendment of ARB No. 43, Chapter 4

In November 2004, the Financial Accounting Standards Board issued SFAS 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“SFAS 151”). The standard adopts the IASB view related to inventories that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. Additionally, the Board made the decision to clarify the meaning of the term ‘normal capacity’. SFAS 151 is effective for the Group for the period beginning January 1, 2006. The Group is currently reviewing this issue to measure the potential impact on its consolidated results of operations, financial position, and cash flows and does not anticipate that the adoption of SFAS 151 will have a material impact on the Group’s consolidated results of operations.

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SFAS 123R – Share-Based Payment

In December 2004, the Financial Accounting Standards Board released its final revised standard entitled FASB Statement No. 123R, Share-Based Payment (“SFAS 123R”). FAS 123R requires that a public entity measure the cost of equity-based service awards based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. A public entity will initially measure the cost of liability based service awards based on its current fair value; the fair value of that award will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. SFAS 123R is effective for the Group for the year beginning January 1, 2006. The Group is currently reviewing this SFAS 123R to estimate the potential impact on its consolidated results of operations or the financial position when adopted.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legrand Holding S.A. Date: April 29, 2005

By:	//s/ PATRICE SOUDAN
	Name:	Patrice Soudan
	Title:	Chief Financial Officer